vtech

RECEIVED

2005 NOV 28 A 11:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VTech Holdings Ltd
Incorporated in Bermuda with Limited Liability

Exempted No. : 82-3565
Our Ref. No. : PF240-36/05
Direct Line : (852) 2680 1705 / 2680 5033 / 2680-5002
Fax No. : (852) 2680 5277
(Please contact Dickson CHAN / Vicki LAU / Winnie SO)

05012832

24th November 2005

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Room 3099, Mail Shop 3-7
450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the announcement of the interim results of VTech Holdings Limited for the six months ended 30th September 2005 as published in an English newspaper in Hong Kong on 24th November 2005 for your filing.

Yours faithfully
For and on behalf of
VTech Holdings Limited

CHANG Yu Wai
Company Secretary

PROCESSED
NOV 29 2005

Encl.

c.c. Mr. Thomas DiVivo
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(with enclosure)

11/29

vtech
VTech Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code : 303)

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INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2005

PERFORMANCE HIGHLIGHTS

- Group revenue increased by 22.9% to US$561.7 million
- Profit attributable to shareholders surged by 444.7% to US$46.3 million
- Increased interim dividend of US6.0 cents per ordinary share
- Strong performance at the electronic learning products business
- Solid growth at the contract manufacturing services business
- Successful re-engineering of telecommunication products business leads to profit recovery

UNAUDITED INTERIM RESULTS

The directors of VTech Holdings Limited ("the Company") announce the unaudited results of the Company and its subsidiaries ("the Group") and associates for the six months ended 30th September 2005 together with the comparative figures for the same period last year as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

	Note	(Unaudited) Six months ended 30th September 2005 US$ million	2004 US$ million	(Audited) Year ended 31st March 2005 US$ million
Revenue	2	**561.7**	457.1	1,022.0
Cost of sales		**(374.0)**	(323.6)	(693.2)
Gross profit		**187.7**	133.5	328.8
Selling and distribution costs		**(88.4)**	(85.0)	(182.6)
Administrative and other operating expenses		**(30.8)**	(18.6)	(51.7)
Research and development expenses		**(18.3)**	(20.0)	(38.5)
Net receipts from an indemnification claim		**–**	3.3	6.7
Operating profit	2&3	**50.2**	13.2	62.7
Net finance income	4	**1.8**	0.4	1.0
Share of results of associates		**–**	–	–
Profit from ordinary activities before taxation		**52.0**	13.6	63.7
Taxation	5	**(5.7)**	(5.1)	(6.8)
Profit attributable to shareholders		**46.3**	8.5	56.9
Interim dividend	6	**14.3**	2.3	2.3
Final dividend	6			27.3
Earnings per share (US cents)	7			
– Basic		**20.1**	3.8	25.2
– Diluted		**19.9**	3.7	24.9

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited) 30th September	(Audited) 31st March

The financial information relating to the financial year ended 31st March 2005 included in the interim condensed consolidated financial statements does not constitute the Company's annual financial statements prepared under International Financial Reporting Standards for that financial year but is derived from those financial statements. The annual financial statements for the year ended 31st March 2005 are available at the company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 22nd June 2005.

The same accounting policies adopted in the 2005 annual financial statements have been applied to the interim condensed consolidated financial statements except for the accounting policy changes for the adoption of International Financial Reporting *Standard 2 – Share-based payment* ("IFRS2"). In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable.

With effect from 1st January 2005, in order to comply with IFRS2, the Group recognises the fair value of such share options as an expense in the consolidated income statement. A corresponding increase is recognised in a capital reserve within equity. Employees are required to meet vesting conditions before they become entitled to the options and the Group recognises the fair value of the options granted over the vesting period. The Group has taken advantage of the transitional provisions of IFRS2 in respect of share options and has applied IFRS2 only to share options granted after 7th November 2002 that had not vested on or before 1st January 2005. The effect of the revised policy has decreased consolidated profits for the current period by US$1.0 million with the corresponding amounts credited to the capital reserve. The adoption of IFRS2 has no significant impact on the Group's financial position as at 31st March 2005 and its results of operations for the year then ended.

2 **SEGMENT INFORMATION**

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

Primary reporting format – business segments

	(Unaudited) Six months ended 30th September Revenue 2005 US$ million	Revenue 2004 US$ million	Operating profit/(loss) 2005 US$ million	Operating profit/(loss) 2004 US$ million
Telecommunication and electronic products	**561.3**	456.2	**50.6**	13.4
Other activities	**0.4**	0.9	**(0.4)**	(0.2)
	561.7	457.1	**50.2**	13.2

Secondary reporting format – geographical segments

	(Unaudited) Six months ended 30th September Revenue 2005 US$ million	Revenue 2004 US$ million	Operating profit/(loss) 2005 US$ million	Operating profit/(loss) 2004 US$ million
North America	**321.7**	299.5	**21.4**	1.2
Europe	**197.2**	123.4	**22.8**	6.4
Asia Pacific	**31.2**	22.5	**3.3**	1.4
Others	**11.6**	11.7	**2.7**	4.2
	561.7	457.1	**50.2**	13.2

3 **OPERATING PROFIT**

The operating profit is arrived at after charging/(crediting) the following:

(Unaudited)
Six months ended

	Note	US$ million	US$ million	US$ million
Non-current assets				
Tangible assets		**50.9**	53.8	52.6
Leasehold land payments		**3.4**	1.8	1.8
Deferred tax assets		**5.7**	3.9	2.6
Investments		**0.3**	0.2	0.2
		60.3	59.7	57.2
Current assets				
Stocks		**184.4**	185.8	124.2
Debtors and prepayments	8	**268.7**	206.3	175.7
Taxation recoverable		**1.2**	1.6	2.4
Cash and cash equivalents		**101.7**	60.8	123.9
		556.0	454.5	426.2
Current liabilities				
Creditors and accruals	9	**(318.0)**	(308.0)	(231.3)
Provisions		**(47.9)**	(40.8)	(41.2)
Borrowings		**–**	(0.2)	(0.1)
Taxation payable		**(12.6)**	(7.6)	(6.7)
		(378.5)	(356.6)	(279.3)
Net current assets		**177.5**	97.9	146.9
Total assets less current liabilities		**237.8**	157.6	204.1
Non-current liabilities				
Borrowings		**(0.1)**	(0.1)	(0.1)
Deferred tax liabilities		**(1.7)**	(1.8)	(0.7)
		(1.8)	(1.9)	(0.8)
Net assets		**236.0**	155.7	203.3
Capital and reserves				
Share capital		**11.9**	11.3	11.3
Reserves		**224.1**	144.4	192.0
Shareholders' funds		**236.0**	155.7	203.3

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "HK Listing Rules") including compliance with International Accounting Standard 34 – Interim Financial Reporting adopted by the International Accounting Standards Board.

	2005 US$ million	2004 US$ million
Depreciation charges	**8.8**	9.3
Loss on disposal of tangible assets	**0.5**	0.2
Gain on disposal of subsidiaries	**–**	(1.0)
Gain on disposal of assets held for sale	**–**	(0.8)

4 NET FINANCE INCOME

	(Unaudited) Six months ended 30th September 2005 US$ million	2004 US$ million
Interest expenses	**–**	(0.1)
Interest income	**1.8**	0.5
	1.8	0.4

5 TAXATION

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	(Unaudited) Six months ended 30th September 2005 US$ million	2004 US$ million
Company and subsidiaries		
Income tax		
Hong Kong	**7.5**	2.9
U.S.A.	**0.2**	1.9
Other countries	**0.1**	0.3
Deferred tax		
Origination and reversal of temporary differences	**(2.1)**	–
	5.7	5.1
Current tax	**7.8**	3.9
Underprovision in prior years	**–**	1.2
Deferred tax	**(2.1)**	–
	5.7	5.1

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

6 DIVIDENDS

(a) *Dividends attributable to the period :*

	(Unaudited) Six months ended 30th September 2005 US$ million	2004 US$ million
Interim dividend of US6.0 cents (2004: US1.0 cent) per share declared	**14.3**	2.3

The interim dividend declared after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) The final dividend of US12.0 cents (2004: US7.0 cents) per share for the year ended 31st March 2005, but proposed after that date, was estimated to be US$27.3 million at the time, payable to shareholders, whose names appeared on the register of members of the Company at the close of business on 12th August 2005. This final dividend was approved by shareholders at the Annual General Meeting on 12th August 2005. As a result of shares issuance upon exercise of share options during the period between 1st April 2005 and 12th August 2005, the final dividend paid in respect of the year ended 31st March 2005 totaled US$28.0 million (2004: US$15.8 million).

7 **EARNINGS PER SHARE**

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$46.3 million (2004: US$8.5 million).

The basic earnings per share is based on the weighted average of 230.6 million (2004: 225.6 million) ordinary shares in issue during the period. The diluted earnings per share is based on 232.5 million (2004: 230.6 million) ordinary shares which is the weighted average number of ordinary shares in issue during the period after adjusting for the number of dilutive potential ordinary shares under the employee share option scheme.

8 **DEBTORS AND PREPAYMENTS**

Total debtors and prepayments of US$268.7 million (31st March 2005: US$175.7 million) includes trade debtors of US$245.9 million (31st March 2005: US$162.3 million).

An aging analysis of net trade debtors by transaction date is as follows:

	(Unaudited) 30th September 2005 US$ million	(Audited) 31st March 2005 US$ million
0-30 days	133.8	73.2
31-60 days	74.1	53.9
61-90 days	29.5	21.3
>90 days	8.5	13.9
Total	245.9	162.3

The majority of the Group's sales are on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

9 **CREDITORS AND ACCRUALS**

Total creditors and accruals of US$318.0 million (31st March 2005: US$231.3 million) includes trade creditors of US$162.5 million (31st March 2005: US$98.2 million).

An aging analysis of trade creditors by transaction date is as follows:

	(Unaudited) 30th September 2005 US$ million	(Audited) 31st March 2005 US$ million
0-30 days	66.8	45.2
31-60 days	57.8	23.5
61-90 days	26.2	18.1
>90 days	11.7	11.4
Total	162.5	98.2

INTERIM DIVIDEND

The directors have declared an interim dividend in respect of the six months ended 30th September 2005 of US6.0 cents per ordinary share to shareholders whose names appear on the register of members of the Company as at the close of business on 16th December 2005.

The interim dividend will be payable on 4th January 2006 in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those registered in the United Kingdom will receive the equivalent amount in Sterling both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 22nd December 2005.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 12th December 2005 to 16th December 2005, both dates inclusive, during which period no transfer of shares will be effected.

In contrast to the market in North America, the business again performed well in Europe as it benefited from the increasingly open market. Revenue from the region increased by 95.8% over the first six months of the financial year 2005 to US$78.7 million. The growth was primarily driven by increasing orders from existing customers, mainly the leading fixed-line telephone operators, and orders from new customers.

Strong Performance at ELP Business

The ELP business had an excellent six months, led by strong sales of the V.Smile product range. Revenue was more than doubled or up by 104.0% over the same period last year to US$194.0 million, accounting for 34.5% of Group revenue. This reflects a full six months' contribution from the V.Smile product range. The profitability of the business also rose substantially as a result of this factor.

The V.Smile product range, including the V.Smile TV Learning System, its portable version V.Smile Pocket, cartridges and accessories contributed approximately 50% of the total ELP revenue for the first half of the financial year 2006. The ratio of cartridges to consoles also increased as compared to the same period last year. This demonstrates the competitive advantages of V.Smile as a first mover in the market, with a more varied portfolio of cartridges, superior features and economies of scale that allow us to price attractively.

V.Smile Pocket has added a new avenue of growth to the V.Smile product range and sales have met management expectations. The product has garnered numerous accolades during the period, among them inclusion in the Toys "R" Us "Joy List" and the "Hot Dozen" list from Toy Wishes Magazine, lists of toys anticipated to be the top choices for children in the upcoming holiday season in the United States. During the period, more new cartridges with popular characters were shipped to support the momentum of V.Smile.

Although V.Smile undoubtedly took the spotlight, our traditional ELPs also sold well and recorded a double-digit percentage increase in revenue during the period. Among these is the Write & Learn Series, which uses proprietary writing recognition technology to provide young children with fun toys that encourage basic writing skills.

Geographically, revenue from North America continued to rise as the business regained further lost shelf space. Revenue from the region showed a robust increase of almost two times or 197.1% over the same period last year to US$92.7 million. Further growth was recorded in Europe, where revenue grew by 57.9% to US$88.6 million as VTech maintained its leadership position in all major categories. The business also achieved positive developments in other markets such as Latin America and Scandinavia, where revenue remained small but growth was encouraging.

Solid Growth at CMS

The CMS business continued to deliver solid growth and make a steady contribution to Group profit. Revenue increased by 21.9% over the first six months of financial year 2005 to US$70.7 million, representing 12.6% of Group revenue.

The rise in revenue came across the board, largely from existing customers. During the period, the business once again outperformed the global Electronic Manufacturing Services (EMS) industry by posting a higher revenue growth. This success reflects our ability to provide a high quality and cost effective "one-stop shop" service to our focus customer base of small and medium sized enterprises (SMEs).

The quality of our service was again given recognition, as in August 2005 we received a 2004 Service Award from a customer in the professional audio equipment area, in appreciation of our outstanding service and support during the year 2004.

Professional audio equipment and switching mode power supplies continued to be the major product categories for the CMS business, followed by home appliances and wireless products.

Geographically, revenue growth was seen in all markets for the CMS business. Particularly strong growth was recorded in the Asia Pacific region, with revenue rising by 58.8% over the same period last year to US$21.6 million. This was due to a significant increase in business from Japan in the areas of home appliances and medical equipment. Europe remained the major market for the business, accounting for 42.3% of total CMS revenue. Revenue from North America also posted a 13.6% increase to US$19.2 million, maintaining a similar proportion of total CMS revenue as for the same period last year.

New Manufacturing Facilities in Qingyuan

Our new manufacturing facilities in Qingyuan city, in the northern part of Guangdong province in China will begin operations in November 2005. This 49,000 square metre facility gives VTech access to a less expensive supply of labour and electricity. It will allow us gradually to bring the plastics production for the telecommunication products in house, and to achieve savings in the long run.

Outlook – Cautiously Optimistic

... the Company not later than 4:00 p.m., the local time of the share registrars, on Friday, 9th December 2005.

The principal registrar is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda, the branch registrar in the United Kingdom is Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom, and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

CHAIRMAN'S STATEMENT

VTech continued to demonstrate significant improvement in operations with strong growth in profit and a double-digit percentage increase in revenue in the first half of the financial year 2006. The Group's performance reflects management's success in restoring profitability at the telecommunication products business, continuing momentum at the electronic learning products (ELP) business, particularly in the V.Smile product range, and further growth at the contract manufacturing services (CMS) business.

Results

Group Performance Review

Group revenue for the six months ended 30th September 2005 increased by 22.9% over the same period of the financial year 2005 to US$561.7 million. Profit attributable to shareholders surged by approximately 4.5 times or 444.7% to US$46.3 million. Earnings per share increased by more than four times or 428.9% to US20.1 cents, compared to US3.8 cents in the corresponding period last year.

The Group's liquidity position was strong, with net cash as at 30th September 2005 amounting to US$101.6 million. Total interest bearing liabilities were largely unchanged at US$0.1 million. The ratio of gross debt to shareholders funds stood at 0.04%.

Dividend

The substantial improvement in profit and the Group's solid financial position has allowed the Board of Directors (the "Board") to declare an increased interim dividend of US6.0 cents per ordinary share, against US1.0 cent per ordinary share in the first half of the financial year 2005.

Operations Review

Profit Recovery at Telecommunication Products Business

The telecommunication products business achieved a marked progress in the first half of the financial year 2006. The business returned to profitability despite a slight decline in revenue of 2.3% over the corresponding period last year to US$297.0 million. The recovery in profit on the back of lower revenue reflects management's success in reducing the cost structure of the business. During the period, the telecommunication products business accounted for 52.9% of Group revenue.

The decrease in revenue was mainly attributable to the planned reduction in sales to the North American market, as the management streamlined the product lines and exited low margin business arrangements. As a result, sales from the region dropped by 16.5% to US$209.8 million.

Although the North American sales were reduced, the cost structure was greatly improved through a comprehensive re-engineering programme, which contributed to a recovery in profit. The programme included a number of initiatives, one of which was to integrate the product management, marketing communications and channel marketing functions in the US sales office, resulting in sustainable improvements to our entire supply chain process. A portion of the cost savings has since been invested in strengthening our product design capability. Considerable effort has been put into analysing the competitive landscape, and understanding user demands and retailer expectations, to ensure that the revamped product line will be much more in line with market demand.

Despite the generally strong results in the first half, and the positive developments at our businesses, there are clearly external factors that could adversely affect the outlook for the second half of the financial year 2006.

Most importantly, consumer spending in the United States, our largest market, has been robust in recent years but may be adversely affected by rising interest rates, higher gasoline prices and other effects such as the recent spate of hurricanes that have hit the west coast. It should be noted that retailers in the United States have already taken a more cautious approach in their inventory.

In addition, we are well aware of the continuing need to control costs in light of high energy prices, rising labour costs and also the impact of RoHS, the European environmental directive that will become mandatory in July 2006. All of these have added pressure on our gross margins. The recent upward revaluation of the Renminbi has already led to a small increase in our operating cost and further upward revaluation cannot be ruled out.

Nonetheless, VTech is well positioned for the future. The telecommunication products business is now on a firmer footing, with a rationalised cost structure that is supporting profitability. The business, with its dual AT&T and VTech brands, will benefit from further consolidation in the US cordless phone market, as retailers seek to reduce the number of suppliers. The revamped product lines, however, will not be introduced to the market until the early 2006 and hence will have only a modest impact on revenue during the current financial year. We expect the business will expand further in Europe as the market continues to open up and companies increase sourcing from Asia.

For the ELP business, point of sale data thus far suggest continued growth compared to the same period last year, as we retain our strong position in Europe and have gained more shelf space in the United States. We are also confident that V.Smile product range will continue to build on its competitive advantages. We expect that the revenue split between the first and the second half of the current financial year will return to a more even pattern.

The CMS business is forecast to maintain healthy growth as the global EMS market continues to expand, but we need to achieve continued improvement in internal operations to offset the pressures on input and labour costs.

Finally, I would like to take this opportunity to thank my fellow Directors, as well as the management and all our employees for the contribution they have made for the Group's continued progress, and to our shareholders, customers and suppliers for their support.

VTech is moving forward to accomplish its mission of being the most cost effective designer and manufacturer of innovative and high quality consumer electronics products. We look forward to a solid second half and further progress in the years ahead.

REVIEW OF FINANCIAL RESULTS

Group Results

Group revenue for the six-month period ended 30th September 2005 reached US$561.7 million, an increase of US$104.6 million or 22.9% over the corresponding period last year. This was mainly due to higher sales at the ELP and CMS businesses, offsetting a slight decrease in revenue at the telecommunication products business as compared with the same period of the financial year 2005. In particular, the ELP business recorded a 104.0% increase in revenue, owing to strong sales of the V.Smile product range and this reflects a full six months' contribution from V.Smile. V.Smile Pocket has also added a new avenue of growth to the V.Smile product range. The CMS business benefited from the strong demand from existing customers and achieved a growth in revenue of 21.9%. The revenue of the telecommunication products business from the North American market decreased as management streamlined product lines and exited low margin business arrangements. However the business continued to make progress in developing the European markets, where revenue rose by 95.8% over the same period of the financial year 2005. This resulted in an overall 2.3% decline in the total telecommunication products revenue.

As a result of the strong performance of the ELP business and the lower sales at the telecommunication products business in North America, the ELP business revenue has continued to grow as a proportion of Group revenue,

expanding from 20.8% in the first half of the financial year 2005 to 34.5% in the current financial year. Meanwhile, 52.9% of the Group's revenue for the current period came from the telecommunication products business and 12.6% from the CMS business.

For the Group as a whole, the North American market accounted for 57.3% or US$321.7 million of the Group's revenue while Europe and Asia Pacific accounted for 35.1% or US$197.2 million and 5.6% or US$31.2 million respectively. This change in the relative contribution of the three regions mainly reflects the impact of sales increases from all three businesses of the Group in Europe, combined with the sales reduction of the telecommunication products business in North America. In addition, the Asia Pacific region recorded encouraging revenue growth, as both ELP and CMS business made further developments in the region.

Profit attributable to shareholders for the six-month period ended 30th September 2005 increased by 444.7% to US$46.3 million, as compared to US$8.5 million recorded in the same period last year. The strong growth in Group profit demonstrates management's success in restoring profitability at the telecommunication products business, continuing strong momentum at the ELP business and further growth in the CMS business.

The gross profit of the Group rose significantly to US$187.7 million from US$133.5 million in the corresponding period of the last financial year. Gross margin for the period improved from 29.2% to 33.4%. The improvement in gross margin was mainly due to the change in the sales mix, the continued success of the V.Smile product range, and the improvement of the cost structure of the telecommunication products business.

In line with increased sales, selling and distribution costs rose by 4.0% mainly because of higher promotional spending. However, selling and distribution costs as a percentage of Group revenue actually decreased from 18.6% in the first six-months of the last financial year to 15.7% in the same period of the current financial year, owing to management's success in maintaining a tight control over cost. Administrative and other operating expenses were US$30.8 million, an increase of US$12.2 million over the same period of last year. The increase was mainly due to an exchange loss of US$4.6 million recorded in the current financial period as a result of depreciation of the Euro and Sterling against the US dollar. On the contrary, an exchange gain of US$1.6 million was recorded in the last financial period. Besides, in the first half of the previous financial year, the Group realised a gain of US$1.8 million from the disposal of factories and related entities in Mexico. No such gain was recorded in the current financial period.

In accordance with the new International Financial Reporting Standard 2 "Share-based Payments" which was newly adopted by the Group for the financial year 2006, the administrative and other operating expenses of the Group has reflected the change to include a share option expense of US$1.0 million for the first half of the financial year 2006. The financial impact for the financial year 2005 was insignificant and no adjustment was made in the same corresponding period of last year.

For the six-month period ended 30th September 2005, the Group spent US$18.3 million on R&D, which represented 3.3% of Group revenue.

Liquidity and Financial Resources

The Group's financial resources continued to be strong. As at 30th September 2005, the Group had cash on hand of US$101.7 million. The Group is substantially debt-free, except for certain interest bearing liabilities amounting to US$0.1 million which will be fully repaid within five years. The Group's borrowings were denominated in Euro and United States dollars, and were on a fixed-rate basis and secured against certain equipment of the Group. The Group has adequate liquidity to meet its future working capital requirements.

Treasury Policies

The objective of the Group's treasury policies is to manage its exposures to fluctuations in foreign currency exchange arising from the Group's global operations. It is the Group's policy not to engage in speculative activities. Forward foreign exchange contracts were used to hedge against major exposures.

Working Capital

The level of stock and trade debtors as at 30th September 2005 was US$184.4 million and US$245.9 million, as compared to US$124.2 million and US$162.3 million as at 31st March 2005. The increase in stock level was primarily to cater for the increased demand for ELPs for the coming holiday season. The increase in trade debtors was mainly due to increase in sales at ELP business in the first six months period. Meanwhile, the turnover days for stock and trade debtors improved to 106 days and 57 days respectively, compared to 115 days and 62 days in the corresponding period last year.

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the six months ended 30th September 2005. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period under review.

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the unaudited interim condensed consolidated financial statements for the six months ended 30th September 2005.

The members of the Audit Committee comprised Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun, all are independent non-executive directors of the Company.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintaining a strong system of corporate governance so that all business activities and decision-making can be properly regulated. Throughout the six months ended 30th September 2005, the Company has complied with all the code provisions of the Code on Corporate Governance Practices of the HK Listing Rules (the "Code") except for the deviations from code provisions A.2.1 and A.4.1 of the Code as described below:

Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Allan WONG Chi Yun has the combined role of Chairman and Group Chief Executive Officer. The Board considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the non-executive directors form the majority of the Board of which four out of six are independent. The Board believes the appointment of Mr. Allan WONG to the posts of Chairman and Group Chief Executive Officer is beneficial to the Group as he has considerable industry experience.

Under code provision A.4.1 of the Code, non-executive directors should be appointed for a specific term and subject to re-election. The non-executive directors of the Company are not appointed for a specific term but are subject to retirement by rotation under the Company's Bye-laws, so that every non-executive directors shall retire at least once every three years.

MODEL CODES FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Codes as set out in Appendix 10 of the HK Listing Rules and Appendix to *Chapter 16 of the Listing Rules* of the Financial Services Authority in the United Kingdom regarding securities transactions by directors and senior management in relation to the accounting period covered by the Report. After specific enquiry, all directors of the Company confirmed that they have complied with the required standard of dealings set out therein.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All the financial and other information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the HK Listing Rules will be published on website of The Stock Exchange of Hong Kong Limited in due course.

As at the date of this announcement, the Board of the Company comprises two executive directors, namely Mr. Allan WONG Chi Yun, Mr. Albert LEE Wai Kuen and four independent non-executive directors, namely Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Mr. Patrick WANG Shui Chung.

By Order of the Board
VTech Holdings Limited
Allan WONG Chi Yun
Chairman

Hong Kong, 23rd November 2005

Website: http://www.vtech.com